Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The Unaudited Condensed Consolidated Financial Statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the Unaudited Condensed Consolidated Financial Statements are presented fairly, in all material respects.

Financial information used elsewhere is consistent with that in the Unaudited Condensed Consolidated Financial Statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Company’s Unaudited Condensed Consolidated Financial Statements, the Company implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Financial Statements have not been reviewed by the Company’s auditors.

The Unaudited Condensed Consolidated Financial Statements for the period  ended June 30, 2012 were approved by the Board of Directors and signed on its behalf on August07,  2012.

S. E. Hayden                                                                                                            S. R. Curtis

President and Chief Executive Officer                                                                Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of comprehensive income
(In thousands of Canadian dollars except for earnings per share amounts)

			For the 3 months ended 30 June				For the 6 months ended 30 June
	Note		2012		2011		2012		2011
		$		$		$		$
					Restated(1)				Restated(1)
Unaudited
Revenue			18,612		11,990		36,115		23,216
Less: Royalty			1,303		593		2,530		1,048
Production costs	8		6,318		5,171		12,762		10,121
Depreciation			924		633		1,760		1,206
Gross profit			10,067		5,593		19,063		10,841

Administrative expenses	9		1,174		723		1,974		1,457
Share-based payment expense	20		-		-		-		1,102
Donation to Indigenous Community Trust	5		1,006		-		1,006		-
Foreign exchange loss/(gain)			(379)		-		(361)		-
Results from operating activities			8,266		4,870		16,444		8,282

Finance income	10				-		-		-
Finance cost	10		35		24		81		179
Net finance (costs)/income			(35)		(24)		(81)		(179)
Profit before income tax			8,231		4,846		16,363		8,103

Income tax expense	12		2,734		1,972		3,755		3,334

Profit for the period			5,497		2,874		12,608		4,769

Other comprehensive (loss)/income
Foreign currency translation differences for foreign operations			619		(361)		(196)		(1,075)
Other comprehensive income for the period, net of income tax			619		(361)		(196)		(1,075)
Total comprehensive income for the period			6,116		2,513		12,412		3,694

Earnings per share
Basic earnings per share	18		$0.011		$0.006		$0.025		$0.009
Diluted earnings per share			$0.011		$0.006		$0.025		$0.009

(1) Withholding taxes paid have been reallocated to Income tax expense from Administrative expenses.

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)

Unaudited		June 30,	December 31,
As at	Note	2012	2011
		$	$

Assets
Property, plant and equipment	11	35,153	33,918
Other investments	13	5	5
Deferred tax asset		325	325
Total non-current assets		35,483	34,248

Inventories	14	4,670	4,482
Prepayments		276	334
Trade and other receivables	15	4,586	3,652
Advance payment	5	1,845	-
Cash and cash equivalents	16	18,323	9,686
Total current assets		29,700	18,154
Total assets		65,183	52,402

Equity and liabilities
Share capital	17	196,677	196,163
Contributed surplus		3,407	3,407
Accumulated other comprehensive income/(loss)		(1,330)	(1,134)
Accumulated deficit		(145,814)	(158,422)
Total equity		52,940	40,014

Liabilities
Provisions	21	1,792	1,785
Deferred tax liability		6,071	6,037
Total non-current liabilities		7,863	7,822

Trade and other payables	22	4,242	3,841
Income taxes payable		-	295
Bank overdraft	16	138	430
Total current liabilities		4,380	4,566
Total Liabilities		12,243	12,388
Total equity and liabilities		65,183	52,402

On behalf of the Board:

“S.E. Hayden”                                                          Director
“Robert W. Babensee”                                           Director

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
(In thousands of Canadian dollars)

			Investment
		Share	Revaluation	Translation	Contributed	Accumulated
	Note	capital	Reserve	reserve	surplus	deficit	Total

Unaudited		$	$	$	$	$	$

Balance at December 31, 2010		196,125	5	(1,404)	2,306	(170,552)		26,480

Comprehensive income for the year				265		12,130		12,395

Shares issued		38						38

Share-based compensation expense	20				1,101			1,101

Balance at December 31, 2011		196,163	5	(1,139)	3,407	(158,422)		40,014

Shares issued		514						514

Comprehensive income for the period		-	-	(196)	-	12,608		12,412

Balance as June 30, 2012		196,677	5	(1,335)	3,407	(145,814)		52,940

Caledonia Mining Corporation

Condensed consolidated statements of cash flows
(In thousands of Canadian dollars)

			For the 3 months ended 30 June				For the 6 months ended 30 June
	Note		2012		2011		2012		2011

Unaudited		$		$		$		$
				Restated(1)				Restated(1)
Cash flows from operating activities
Profit for the period			5,497		2,875		12,608		4,769
Adjustments to reconcile net cash from operations	23		4,517		2,842		6,196		5,802
Changes in non-cash working capital	23		(1,361)		(440)		(955)		(512)
Cash flows generated from continuing operations			8,653		5,277		17,849		10,059
Indigenisation donation	5		(1,006)		-		(1,006)		-
Advance payment	5		(1,845)		-		(1,845)		-
Tax paid	12		(2,702)		(2,438)		(3,722)		(2,534)
Interest paid			(35)		(24)		(81)		(179)
Net cash from operating activities			3,065		2,815		11,195		7,346
Cash flows from investing activities
Property, plant and equipment additions			(1,682)		(1,648)		(2,779)		(5,171)
Net cash used in investing activities			(1,682)		(1,648)		(2,779)		(5,171)

Cash flows from financing activities
Bank overdraft increase (decrease)			138		1,611		(293)		1,675
Proceeds from shares issued			514		38		514		38
Net cash from (used in) financing activities			652		1,649		221		1,713
Net increase/(decrease) in cash and cash equivalents			2,035		2,816		8,637		3,888
Cash and cash equivalents at beginning of period			16,288		2,217		9,686		1,145
Cash and cash equivalents at the end of the period	16		18,323		5,033		18,323		5,033

(1) Withholding taxes paid have been reallocated to Income tax expense from Administrative expenses.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The unaudited condensed consolidated interim financial statements of the Company as at June 30, 2012 comprise the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group primarily is involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 7, 2012.

(b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	available for sale financial assets are measured at fair value

(c) Presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollar, which is the Company’s functional currency. All financial information presented in Canadian dollar has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2011.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

4          Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2011.

5          Blanket Zimbabwe Indigenisation Programme

On February 20, 2012Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective 51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million. Pursuant to the above Caledonia has entered into agreements as follows:
•	A 16% interest will be sold to the National Indigenisation and Economic Empowerment Fund for US$11.74 million.
•	A 15% interest will be sold to identified Indigenous Zimbabweans for US$11.01 million.
•	A 10% interest will be sold to the Management and Employee Trust for the benefit of present and future managers and employees for US$7.34 million.
•	A 10% interest will be donated to the Gwanda Community Share Ownership Trust. Blanket undertook to make a non-refundable donation of US$1 million to the Trust.
Caledonia will facilitate the vendor funding of these transactions (other than the 10% interest which will be donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will accrue to the respective Indigenous Zimbabwean shareholders.
Outstanding balances on the facilitation loans will attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans will depend on the future financial performance of the Blanket Mine and the extent of future dividends declared by Blanket.
The Government of Zimbabwe have confirmed that that the implementation of the terms of the MoU and the underlying subscription agreements will constitute full compliance with the requirements of the Indigenisation Act and the Regulations.
Completion of the agreements is subject to a pending condition precedent being the approval of the Reserve Bank of Zimbabwe of the transactions contemplated in the MoU , underlying agreements and related transactions to give effect to the Indigenisation programme.
Upon completion of the agreements the Indigenous Zimbabwean shareholders will effectively acquire 51% ownership and economic interest in the Blanket Mine. Based on the nature of the transaction, and the analysis of the requirements of IAS 27 “Consolidated and Separate Financial Statements” Caledonia anticipates to continue to consolidate the Blanket Mine subsidiary for accounting purposes and accordingly the subscription agreements will be accounted for as a transaction with minorities and share based payments subject to the applicable IFRS recognition and measurement principles.
The accounting effect of the transactions contemplated in the agreements will be measured and recognised upon satisfaction of the condition precedent. The quantum of the accounting effects will be dependent upon inter alia the financial position of Blanket and valuations performed at the effective date.

Certain payments had been made at 30 June 2012 in contemplation of the agreements and have been accounted for as follows:

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

Certain payments had been made at 30 June 2012 in contemplation of the agreements and have been accounted for as follows:

•	The US$1.0 million non-refundable donation has been paid to the Gwanda Community Share Ownership Trust and has been expensed accordingly.
•
A payment of US$1.8 million has been made to the National Indigenisation Economic Empowerment Fund in anticipation of an advance dividend arrangement against their right to receive dividends declared by Blanket on their proposed shareholding. Caledonia regards the payment to be repayable pending the completion of the underlying subscription agreement. The closure of the underlying subscription agreements are considered highly probable. Accordingly the amount has been reflected as a receivable pending its recognition as a distribution to shareholders upon completion of the subscription agreement.

Furthermore, in anticipation of closure of the underlying subscription agreements, Caledonia has agreed to an advance dividend arrangement with the Gwanda Community Share Ownership Trust against their right to receive future dividends declared by Blanket on their proposed shareholding as follows:
•	a US$2 million payment on or before September 30, 2012 and;
•	a US$1 million payment on or before February 28, 2013 and;
•	a US$1 million payment on or before April 30, 2013.
It has been agreed that the Gwanda Community Share Ownership Trust will not be entitled to receive any further dividend declared by Blanket on their proposed shareholding until the above mentioned advance dividends have been fully repaid. These advance dividend payments will be recognised as a distribution to shareholders upon completion of the subscription agreement.

6          Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk

•	Interest rate risk

•	Credit risk

•	Liquidity risk

•	Commodity price risk

The Group’s exposure to each of the above risks and the policies adopted to manage and mitigate such risks are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2011.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency Risk

As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

Below is a summary of the cash and cash equivalents denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2012	2011
	$	$
Cash	17,085	9,210
Bank overdraft	(135)	(430)
Trade receivables	6,173	3,474
Trade payables	(3,674)	(3,413)

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Group due to higher interest rates being paid in African countries compared to Canada.

Fluctuations in market interest rates have not had a significant impact on the Group’s results of operations.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

(d) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe, certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, Assets all risk and comprehensive cover on all motor vehicles. Further insurance cover is currently under review.

7          Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group’s capital includes shareholder’s equity, comprising issued common shares, contributed surplus, accumulated other comprehensive income, accumulated deficit and bank loans.

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at June 30, 2012 the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

8              Production costs

	2012	2011
	$	$
Wages	4,135	3,088
Consumable materials	6,784	5,795
Site restoration	18	11
Exploration	306	23
Safety	117	194
Mine administration	1,402	1,010
	12,762	10,121
9              Administrative expenses - corporate

	2012	2011
	$	$
Investor relations	152	107
Indigenisation costs in Zimbabwe	173	-
Management contract fee	301	378
Directors fees	93	-
Audit fee	196	198
Legal fee	82	49
Accounting services fee	24	22
Listing fees	54	63
Community services costs	146	6
Salaries and wages	646	556
Other	107	78
	1,974	1,457

10              Finance income and finance costs

Recognised in profit or loss
	2012	2011
	$	$
Finance income	-	-
Interest expense on financial liabilities measured at amortised cost	81	179
Net finance costs recognised in profit or loss	81	179

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

11              Property, plant and equipment

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2011	4,146	9,000	8,536	15,543	1,083	770	39,078
Additions	93	757	2,726	4,485	91	376	8,528
Disposals	-	-	-	-	-	(4)	(4)
Impairment (1)	-	-	(3,884)	-	-	-	(3,884)
Foreign exchange movement	(39)	177	65	(30)	(22)	13	164
Balance at December 31, 2011	4,200	9,934	7,443	19,998	1,152	1,155	43,882

Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	83	1,091	817	275	33	481	2,779
Disposals	-	-	(7)	-	-	-	(7)
Foreign exchange movement	12	70	50	85	-	15	233
Balance at June 30, 2012	4,295	11,095	8,303	20,358	1,185	1,651	46,887

(1)The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted by the Department of Mineral & Energy. As a consequence of the delay in the receipt of the valid right, no funding was allocated to this project

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

11           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2011	469	832	-	4,499	861	439	7,100
Depreciation for the year	250	659	-	1,833	87	154	2,983
Disposals	-	-	-	-	-	(4)	(4)
Foreign exchange movement	18	37	-	(154)	(25)	9	(115)
Balance at December 31, 2011	737	1,528	-	6,178	923	598	9,964

Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	138	372	-	1,114	36	100	1,760
Disposals	-	-	-	-	-	-	-
Foreign exchange movement	6	(24)	-	23	-	5	10
Balance at June 30, 2012	881	1,876	-	7,315	959	703	11,734

Carrying amounts
At December 31, 2011	3,463	8,406	7,443	13,820	229	557	33,918
At June 30, 2012	3,414	9,219	8,303	13,043	226	948	35,153

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

11           Property, plant and equipment (continued)

Recoverability

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

12              Income Tax

	June 30, 2012	June 30, 2011

	$	$
Income Tax	2,138	1,312
Deferred tax	33	800
Withholding tax	1,584	1,222
	3,755	3,334

Blanket Mine has received tax assessments for 2009 and 2010 in which the Zimbabwe Revenue Authority has disallowed a deduction of the amount owed by the Reserve Bank in respect of the Gold Bonds. The deduction was claimed, in terms of the Income Tax Act, for bad and doubtful debts. As a consequence of the disallowance Blanket Mine has been assessed for additional tax of US$988,559 and US$395,423 in penalties. Blanket Mine has lodged the appropriate objections and appeals.

13              Other investments

	June 30, 2012	December 31, 2011
	$	$
Current investments
Available for sale financial assets	5	5

The fair value of the shares held in Old Mutual Plc is $5(2011: $5 ).

14              Inventories

	June 30, 2012	December 31, 2011
	$	$
Consumable stores	4,670	3,899
Gold in progress	-	583
	4,670	4,482

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

15              Trade and other receivables

	June 30, 2012	December 31, 2011
	$	$
Bullion sales receivable	3,118	2,278
VAT receivable	950	694
Deposits for stores and equipment	518	680
Current portion	4,586	3,652

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in note 6.

16              Cash and cash equivalents

	June 30, 2012	December 31, 2011
	$	$
Bank balances	18,323	9,686
Cash and cash equivalents	18,323	9,686
Bank overdrafts used for cash management purposes	(138)	(430)
Cash and cash equivalents in the statement of cash flows	18,185	9,256

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 6.

The bank overdraft facility of US$2.5 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for12 months and is renewable. The facility is repayable on demand.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
17              Equity

Share capital

Authorised
Unlimited number of common shares of CAD of no par value
Unlimited number of preference shares of CAD of no par value.

Issued	Number of common shares	Amount
December 31, 2011	500,549,280	196,163
Shares issued	7,350,000	514
June 30, 2012	507,899,280	196,677

Common shares and preference shares

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. Holders of preference shares receive a non-cumulative dividend per share at the Company’s discretion, or whenever dividends to common shareholders are declared. They do not have the right to participate in any additional dividends declared for common shareholders.

Preference shares do not carry the right to vote. All shares rank equally with regard to the Company’s residual assets, except that preference shareholders participate only to the extent of the face value of the shares.

Investment Revaluation Reserve

The investment revaluation reserve arises from the valuation of investments at fair value through other comprehensive income.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Contributed surplus

The contributed surplus comprises the cumulative net change resulting from share based payments.

18              Earnings per share

Basic earnings per share

The calculation of basic earnings per share at June 30, 2012 was based on the profit/ loss attributable to common shareholders of $12,608 (2011: $4,769), and a weighted average number of common shares outstanding of 503,147,346  (2011: 500,241,058), calculated as follows:

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

Weighted average number of common shares

(In number of shares)	2012	2011
Issued common shares at January 1	500,549,280	500,169,280
Weighted average of shares issued	2,598,066	71,778
Weighted average number of common shares at June 30	503,147,346	500,241,058

Diluted earnings per share

The calculation of diluted earnings per share at June 30, 2012 was based on the profit attributable to common shareholders of $12,608 (2011: $4,769), and a weighted average number of common shares and potentially dilutive shares outstanding of 506,800,364  (2011:511,711,583 ), calculated as follows:

Weighted average number of common shares

(In number of shares)	2012	2011
Weighted average number of common shares (basic) at June 30	503,147,346	500,241,058
Effect of dilutive options	3,653,018	11,470,525
Weighted average number of common shares (diluted) at June 30	506,800,364	511,711,583

19              Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees

20              Share-based payments

Description of the share-based payment arrangements

At June 30, 2012 the Group has the following share-based payment arrangement:

Share option programme (equity-settled)

The Group has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. In accordance with these programmes, options are granted at the market price of the shares at the date of grant.

Terms and conditions of share option program

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

The terms and conditions relating to the grants of the share option program are as follows; all options are to be settled by physical delivery of shares. Under the current plan, the maximum term of the options is 5 years.  Under the Plans, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Group, and as at June 30, 2012, the Group has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
12,070,000	0.07	Feb 11,2013
1,000,000	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
30,540,000

Disclosure of share option program

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2012 and 2011 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding and exercisable at December 31, 2010	32,580,000	0.07
Granted	16,460,000	0.13
Forfeited or expired	(6,500,000)	0.07
Options outstanding and exercisable at December 31, 2011	42,540,000	0.093
Exercised	(7,350,000)	0.07
Forfeited or expired	(4,650,000)	0.07
Options outstanding and exercisable at June 30, 2012	30,540,000	0.1023

The vesting of options is made at the discretion of the board of directors at the time the options are granted.

Share-based expenses
	2012	2011
	$	$
Share options granted in 2012	-	1,102
Total costs	-	1,102

Inputs for measurement of grant date fair values

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2011 and 2010.

	2012	2011
Fair value of share options and assumptions
Risk-free interest rate	-	1.1%
Expected dividend yield	-	Nil
Expected stock price volatility	-	60.47%
Expected option life in years	-	5
Exercise price	-	0.13
Share price at grant date	-	0.13
Fair value at grant date	-	0.067
Expected forfeiture rate	-	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

21              Provisions

Site restoration
$
Balance at January 1, 2011	1,899
Foreign currency adjustment	(47)
Unwind of discount	50
Adjustment made during the period	(117)
Balance at December 31, 2011	1,785

Balance at January 1, 2012	1,785
Foreign currency adjustment	9
Unwind of discount	(20)
Adjustment made during the period	18
Balance at June 30, 2012	1,792

Non-current	1,792
Current	-

The non-credit adjusted discount rates currently applied in the calculation of the net present value of the provision is 1.96% and 5%(2011 – 1.96% and 5%)

21              Provisions – (continued)

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2024, for Blanket, based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

22              Trade and other payables

	June 30, 2012	December 31, 2011
	$	$
Other trade payables	3,863	3,084
Non-trade payables and accrued expenses	380	757
	4,242	3,841

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23              Cash flow

Adjustments to reconcile net cash from operations:
	2012	2011
	$	$
Net finance costs (income)	81	179
Income tax expense	3,755	2,534
Deferred tax		800
Site restoration	18	11
Share-based paymentexpense	-	1,102
Depreciation	1,760	1,206
Indigenisation donation	1,006	-
Foreign exchange	(424)	(30)
	6,196	5,802

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

23              Cash flow – (continued)

Net changes in non-cash working capital

	2012	2011
	$	$
Trade and other payables	399	1,405
Income taxes payable	(295)	-
Trade and other receivables	(934)	(1,715)
Inventories	(184)	(206)
Prepayments	60	4
	(955)	(512)
24              Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note20: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

		Six months ended
	June 30
	Note	2012	2011
		$	$
Management fees, allowances paid or accrued to a company which provides the services of the Company’s President	i	300	315
Rent for office premises paid to a company owned by members of the President’s family		22	25
Legal fees paid to a law firm where a Director is a partner		76	48

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President.  The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)
25              Group entities

	Country of incorporation	June 30, 2012	December 31, 2011
Significant subsidiaries		%	%
Caledonia Holdings Zimbabwe (Private) Ltd	Zimbabwe	100	100
Caledonia Mining Services Ltd	Zimbabwe	100	100
Caledonia Kadola Ltd	Zambia	100	100
Caledonia Mining (Zambia) Ltd	Zambia	100	100
Caledonia Nama Ltd	Zambia	100	100
Caledonia Western Ltd	Zambia	100	100
Dunhill Enterprises Ltd	Panama	100	100
Eersteling Gold Mining Corporation Ltd	South Africa	100	100
Fintona Investments (Proprietary) Ltd	South Africa	100	100
Greenstone Management Services Ltd	United Kingdom	100	100
Greenstone Management Services (Pty) Ltd	South Africa	100	100
Maid O’ Mist (Pty) Ltd	South Africa	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100
Caledonia Holdings (Africa) Ltd	Zimbabwe	100	100
Blanket (Barbados) Holdings Ltd	Barbados	100	100
Blanket Mine (1983) (Private) Ltd	Zimbabwe	100	100

26               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Canada, Zimbabwe, South Africa and Zambia.

The accounting policy of the reportable segments is the same as described in note 4.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

Information about reportable segments

2012	Canada		Zimbabwe		South Africa		Zambia		Total
	$		$		$		$		$
External Revenue		-		36,115		-		-		36,115
Royalty		-		(2,530)		-		-		(2,530)
Production costs		-		(12,513)		(249)		-		(12,762)
Administrative and share-based payment expenses		(1,192)		(324)		(458)		-		(1,974)
Indigenisation donation				(1,006)						(1,006)
Depreciation		-		(1,664)		(96)		-		(1,760)
Impairment		-		-		-		-		-
Finance income		-		-		-		-		-
Finance cost		-		(81)		-		-		(81)
Foreign exchange gain/(loss)		365		(4)		-		-		361
Segment profit before income tax		(827)		17,993		(803)		-		16,363
Income tax expense		-		(3,755)		-		-		(3,755)
Segment profit after income tax		(827)		14,238		(803)		-		12,608
Geographic segment assets:
Current		14,217		10,880		4,560		43		27,855
Non Current		55		26,220		1,059		8,149		37,328
Expenditure on property, plant and equipment		-		1,952		10		817		2,779
Geographic segment liabilities
Current		324		3,723		326		7		4,380
Non-current				7,562		302				7,864

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

26               Operating Segments – (continued)

2011	Canada	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenues	-	23,216	-	-	23,216
Royalty	-	(1,048)	-	-	(1,048)
Production costs	-	(9,655)	(466)	-	(10,121)
Administrative expenses	(2,003)	(401)	(155)	-	(2,559)
Depreciation	-	(1,193)	(13)	-	(1,206)
Other expenses	-	-	-	-	-
Finance income	-	-	-	-	-
Finance expense	(34)	(145)	-	-	(179)
Geographic segment profit before income tax	(2,037)	10,774	(634)	-	8,103
Taxation	-	(3,334)	-	-	(3,334)
Geographic segment profit after income tax	(2,037)	7,440	(634)	-	4,769
Geographic segment assets:
Current	4,886	6,225	824	41	11,976
Non-current	55	24,833	1,357	5,137	31,382
Capital expenditure	-	4,393	-	778	5,171
Geographic segment liabilities
Current	236	6,646	819	7	7,708
Non-current	-	7,626	369	-	7,995

26               Operating Segments – (continued)

Reconciliation of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2012	2011
	$	$
Revenues
Total revenue for reportable segments	39,980	28,106
Elimination of inter-segment revenue	(3,865)	(4,890)
Consolidated revenue	36,115	23,216

Profit or loss
Total profit or loss before tax for the reportable segments	17,041	8,447
Elimination of inter-segment profits	(678)	(344)
Consolidated profit before income tax	16,363	8,103

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

	2012	2011
	$	$
Assets
Total assets for reportable segments	67,107	53,641
Elimination of inter-segment profits	(1,924)	(1,239)
Consolidated total assets	65,183	52,402

Liabilities
Total liabilities for reportable segments	12,243	12,388

Other material items 2012

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	-	-	-
Finance cost	81	-	81
Expenditure on property, plant and equipment	2,779	-	2,779
Depreciation	1,973	(213)	1,760

Other material items 2011

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	-	-	-
Finance cost	179	-	179
Expenditure on property, plant and equipment	5,414	(243)	5,171
Depreciation	1,230	(24)	1,206

Major customer

Revenues from the refinery and sales agent of the Group's Zimbabwe segment represents approximately$36,115(2011:$23,216) of the Group's total revenues.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

Directors and Management at August 7, 2012

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson & Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson & Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth
Chartered Accountant – Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

L A Wilson
Non- executive Director
New York, United States of America

J L Kelly
Non- executive Director
New York, United States of America

R Patricio
Non- executive Director
Toronto, Ontario, Canada

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

BOARD COMMITTEES
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended June 30, 2012 and 2011 (in thousands of Canadian dollars)

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South Africa –Africa Office
Greenstone Management Services (Pty) Ltd. AUDITORS	AUDITORS
P.O. Box 834BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132Chartered Accountants	Chartered Accountants
South Africa Suite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia Suite 400 200 University Ave	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470
Zimbabwe
Caledonia Holdings Zimbabwe (Limited)	BANKERS
P.O. Box CY1277	Canadian Imperial Bank of Commerce
Causeway, Harare	6266 Dixie Road
Zimbabwe	Mississauga, Ontario L5T 1A7 Canada
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248
NOMADS AND BROKERS (AIM)
CAPITALIZATION at August 7, 2012 RBC Capital Markets	Canaccord Genuity Limited
Authorised: Unlimited71 Queen Victoria Street	88 Wood Street
Shares, Warrants and Options Issued:	London EC2V 7QR
Common Shares: 507,899,280 Tel: +44 20 7653 4000	Fax: +44 20 7523 8134
Warrants: Nil
Options: 30,540,000	SHARES LISTED
Toronto Stock Exchange Symbol “CAL”
NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com